
02007396

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NUMBER
8-
44348

REPORT FOR THE PERIOD BEGINNING January 1st, 2001 (MM/DD/YY) AND ENDING December 31st, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Brenton Investments, Inc.

Official Use Only

FIRM ID. NO.

PROCESSED
MAR 2 6 2002
THOMSON
FINANCIAL

RECEIVED
MAR 0 1 2002
143

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
2840 Ingersoll

(No. and Street)

Des Moines	IA	50312
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laurie Ohotto, Controller (612) 667-9566
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

90 South Seventh Street, Suite 4200	Minneapolis	MN	55402
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Laurie Ohotto, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wells Fargo Van Kasper, LLC as of December 31st, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer [EXCEPT AS FOLLOWS:].

Name
Title
Controller

Notary Public


JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
X	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

BRENTON INVESTMENTS, INC.

Table of Contents



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Directors
Brenton Investments, Inc.:

We have audited the accompanying statement of financial condition of Brenton Investments, Inc., a wholly owned subsidiary of Wells Fargo Bank of Iowa, whose ultimate parent is Wells Fargo & Company, as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. You are filing these financial statements pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in footnote 6, as of December 31, 2001 the Company is not active and is currently in negotiations to sell the Company to a third party.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brenton Investments, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2002



BRENTON INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$ 3,058,838
Due from clearing organization	30,535
	$ 3,089,373

Liabilities and Stockholder's Equity

Due to affiliate	$ 27,800
Total liabilities	27,800
Stockholder's equity:	
Common stock; $100 par value; authorized 100,000 shares; 200 shares issued and outstanding	20,000
Additional paid-in capital	875,000
Retained earnings	2,166,573
Total stockholder's equity	3,061,573
	$ 3,089,373

See accompanying notes to financial statements.

BRENTON INVESTMENTS, INC.

Statement of Operations

Year ended December 31, 2001

Revenues:	
Principal transactions, net	$ 194,915
Commissions	1,534,069
Interest and other	106,638
	1,835,622
Expenses:	
Compensation and benefits	1,130,809
Occupancy and equipment	131,051
Communications	19,983
Clearing fees	696,509
General and administrative	65,656
	2,044,008
Loss before income taxes	(208,386)
Income tax benefit	39,187
Net loss	$ (169,199)

See accompanying notes to financial statements.

BRENTON INVESTMENTS, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2001

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2000	$	20,000	875,000	2,335,772	3,230,772
Net loss		—	—	(169,199)	(169,199)
Balance at December 31, 2001	$	20,000	875,000	2,166,573	3,061,573

See accompanying notes to financial statements.

BRENTON INVESTMENTS, INC.

Statement of Cash Flows

Year ended December 31, 2001

Operating activities:	
Net loss	$ (169,199)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities	
Depreciation	18,430
Cash provided (used) by changes in operating assets and liabilities:	
Commissions receivable	19,396
Due from clearing organization	2,885,038
Other assets	33,500
Deferred tax asset	115,190
Due to affiliate	27,800
Accrued compensation and related benefits	(51,996)
Other liabilities and accrued expenses	(82,179)
Net cash provided by operating activities	2,795,980
Investing activities:	
Net cash received for transfer of fixed assets to affiliate	67,893
Net cash provided by investing activities	67,893
Increase in cash	2,863,873
Cash:	
Beginning of year	194,965
End of year	$ 3,058,838

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies and Practices

Organization

Brenton Investments, Inc. (the Company) is a wholly owned subsidiary of Wells Fargo Bank of Iowa (the Parent), whose ultimate parent is Wells Fargo & Company (WFC). The Company is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer in securities. The Company's primary activities are retail securities brokerage, which includes the execution of transactions for customers for a fee and providing customers with investment advice with respect to securities. The Company provides these services through a group of brokers located at the Parent and other affiliate locations.

During the year, the Company operated as a nonclearing broker, placing trades through the Pershing Division of Donaldson, Lufkin & Jenrette, a registered broker/dealer, on a fully disclosed basis. On November 10, 2001 the Company ceased clearing trades through Pershing and transferred all customer accounts to Wells Fargo Investments, LLC, a related party. In connection with the transfer of customer accounts, Pershing assessed fees of $520,000, which are included in the statement of operations in clearing fees. As of December 31, 2001 the Company was not active and had no employees.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of approximately three months or less.

Securities Transactions

Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which normally does not differ materially from recording such transactions on a trade date basis.

Furniture, Equipment, and Leasehold Improvements

The Company transferred all furniture, equipment, and leasehold improvements to WFI in conjunction with the transfer of retail customer accounts. During the year, furniture, equipment, and leasehold improvements were held at cost less accumulated depreciation, and were depreciated or amortized using the straight-line method over the estimated useful life of the asset, generally two to ten years.

(Continued)

Income Taxes

The Company's taxable income or loss is included in the consolidated income tax returns of the Parent. Income tax expense has been allocated to the Company on the basis of its respective taxable income or loss included in the Parent's consolidated returns. The Company's taxable income or loss is combined with nonbank affiliates in state income tax returns. State returns are filed and amounts allocated to the Company based on the apportioned combined taxable income or loss.

(2) Related-Party Transactions

In the ordinary course of business, the Company entered into material transactions with affiliates. During this year ended December 31, 2001, transactions with affiliates include costs incurred for employee benefit programs sponsored by Brenton Banks, Inc. (note 3).

The Company is charged for various services provided by WFC. Expenses of $68,463 were incurred for services provided by WFC during the year ended December 31, 2001.

(3) Employee Benefits

Employees of the Company were eligible for participation in the Brenton Banks, Inc. defined contribution retirement plan. The plan was a combination profit sharing and 401(k) plan. All employees twenty-one years of age or older and employed by the Company for at least one year were eligible for the plan. Under the plan, the Company contributed 4.5% of eligible compensation of all participating employees to the profit sharing portion of the plan and matched employee contributions to the 401(k) portion of the plan up to a maximum of 3.5% of each employee's eligible compensation. The retirement plan was terminated in December 2001. Retirement plan expense totaled $24,147 for the year ended December 31, 2001.

(4) Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2,639,303, which was $2,539,303 in excess of the minimum net capital required and had a percentage of aggregate indebtedness to net capital of 1%.

The Company is exempt from the provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities*. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements is not required.

(Continued)

BRENTON INVESTMENTS, INC.

Notes to Financial Statements

December 31, 2001

(5) Income Taxes

The income tax provision reflected in the accompanying statement of operations consists of:

Current	$ (154,377)
Deferred	115,190
	$ (39,187)

The effective tax rate is calculated using the provision for income taxes. The difference between the U.S. Federal Statutory rate and the effective tax rate is as follows:

Statutory tax rate	(35.00)%
Effect of items on tax rate and provision amounts:	
Other	16.19
Effective tax rate	(18.81)%

(6) Subsequent Event

As of December 31, 2001, the Company was not active and had no employees. WFC is currently negotiating with a third party to sell the Company.

Schedule

BRENTON INVESTMENTS, INC.

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1

December 31, 2001

Stockholder's equity		$ 3,061,573
Deduct:		
Nonallowable assets:		
Excess cash held in bank account with affiliate	368,462	
Haircuts on cash equivalents	53,808	422,270
Net capital		$ 2,639,303
Minimum net capital (greater of $100,000 or 6 2/3% of aggregate indebtedness)		$ 100,000
Excess net capital		$ 2,539,302
Total aggregate indebtedness		$ 27,800
Percentage of aggregate indebtedness to net capital		1%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part II filing as of December 31, 2001. Therefore, no reconciliation of the two computations is deemed necessary.



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
Brenton Investments, Inc.:

In planning and performing our audit of the financial statements of Brenton Investments, Inc.(the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): in making the periodic computations of net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of the Company's internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of governors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2002